XsunX, Inc.
65 Enterprise
Aliso Viejo, CA 92656

March 4, 2008

Ms. Pamela A. Long
Securities and Exchange Commission
Mail Stop 7010
450 5th Street NW
Washington, DC 20549

Re:	XsunsX, Inc.
Registration Statement on Form S-1
Filed January 18, 2008
File No. 333-148762

Dear Ms. Long:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated February 15, 2008 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (“Registration Statement”) and shall file this response letter with the Commission contemporaneously with our Amendment No. 1 to the Registration Statement (the “Amendment”).

Form S-1 filed 1/18/09

Registration Statement Cover Page

COMMENT 1:
In the first footnote to the fee table, you make the following statement: “Should we have insufficient shares we will file a new registration statement to cover the resale of such additional shares should that become necessary.” Please Clarify, if true, that you are referring to additional shares that you might issue to Fusion under the equity line.

RESPONSE:	We have deleted this language in the Amendment.

Prospectus Cover Page

COMMENT 2:
Please add a statement to the prospectus cover page, that Cumorah Capital, Inc., may be deemed to be an underwriter. In addition, please add the same statement to your “Plan of Distribution” discussion beginning on page 16 of the prospectus.

RESPONSE:	We have added a statement that Cumorah Capital may be deemed to be an underwriter on the prospectus cover page and in the “Plan of Distribution” sections of the Amendment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Prospectus Summary, page 1

COMMENT 3:
You indicate that you have sold 3,166,668 shares to Fusion Capital Fund II, LLC pursuant to the Purchase Agreement. Elsewhere in the prospectus (e.g., page 14) you indicate that 3,333,332 shares were sold to Fusion and according to the Purchase Agreement your initial sale to Fusion was for 3,333,332 shares. Please revise your disclosure to reconcile this discrepancy.

RESPONSE:	We have corrected this typo to read 3,333,332 in the Amendment in response to the Commission’s comment.

COMMENT 4:
On November 1, 2007 you issued 3.5 million shares of your common stock to Fusion Capital as a commitment fee. Please tell us how you accounted for this fee and what accounting literature you relied upon.

RESPONSE:
We are booking the proceeds from the sale of our common stock net of stock issuance costs consistent with Generally Accepted Accounting Principles. Generally, stock issuance costs including directly related professional fees, filing fees and commitment fees are deducted from the capital arising from the sale of the common stock. Therefore, the commitment fees will be booked in the equity section of the balance sheet as an offset to the common stock capital account. Should the Purchase Agreement with Fusion Capital be terminated, these issuance costs, including the commitment fees, will be expensed. The Company also considered if this transaction created a derivative using SFAS 133, EITF 96-19 and EITF 00-99 and determined that as a 100% equity transaction, no derivatives were created.

Forward-Looking Statements, page 3

COMMENT 5:
Please note that the safe harbor for forward looking statements provided Sections 27A of the Securities Act and 21E of the Exchange Act are not available to issuers of penny stock. Please revise this disclosure to remove references to these sections and any other references you may have in your filing to their or to the Private Securities Litigation Reform Act.

RESPONSE:
In response to the Commission’s comment, we have deleted all references to Section 27A of the Securities Act and Section 21E of the Exchange Act and all other references to the Private Securities Litigation Reform Act in the Amendment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Risk Factors, page 6

COMMENT 6:
Please add a risk factor to describe how adverse rulings in the litigation between you and Wharton Capital Partners and its co-litigants, as described on page 18, could reduce the proceeds available to you from sales of securities to Fusion.

RESPONSE:
We have added a risk factor describing how adverse rulings in the litigations between us and Wharton Capital Partners and its co-litigants could reduce the proceeds available to us from sales of securities to Fusion Capital in the Amendment in response to the Commission’s comment above. We have also added disclosure in our “Use of Proceeds” section to acknowledge that if we are unsuccessful in defending such matter, those amounts set forth in the tables provided therein would be reduced by up to seven percent (7%).

We will require additional financing ... page 6

COMMENT 7:
Regarding your statement that the selling price of your common stock to Fusion would have to average at least $.6030 per share in order for you to receive maximum proceeds of $20 million, please clarify, if true, that this assumes that you only issue 33,166,663 shares, but that you could issue additional shares not covered by this offering if the price were less than this amount. We believe this is consistent with your statement in the fee table that you may file a new registration statement to cover the resale of additional shares if the number of registered shares is insufficient. You should also emphasize here, or in another appropriately captioned risk factor and elsewhere in the prospectus where the discussion is relevant, that you could issue significantly more shares under the equity line than are currently being registered and the dilutive effect of such issuances on investors who purchase in this Offering.

RESPONSE:
We have revised the risk factor to make clear that this assumes that we only issue 33,166,663 shares, but that we could issue additional shares not covered by this offering. We have deleted our statement in the fee table that we may file a new registration statement to cover the resale of additional shares if the number of registered shares is insufficient. We have also emphasized here, and in another appropriately captioned risk factor, that we have no plans or intent to sell any more than 40,000,000 shares in total to Fusion Capital under the agreement. Please also see risk factor titled “The sale of our Common Stock to Fusion Capital may cause dilution and the sale of the shares of Common Stock acquired by Fusion Capital could cause the price of our Common Stock to decline.”

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

The loss of strategic relationships used in the development of our products . . ., page 8

COMMENT 8:	Please revise this risk factor to describe the “difficulties” you would experience if you lost any of your strategic relationships. Please be specific.

RESPONSE:	We have revised this risk factor to describe the difficulties we would experience if we lost any of our strategic relationships in response to the Commission’s comment above.

Indemnification of Officers and Directors, page 9

Director’s Liability Limited, page 9

Effective Internal Controls, page 9

No Foreseeable Dividends, page 10

Limited Public Market, page 10

Stock Volatility, page 10

COMMENT 9:	For each of these risk factors, please revise the risk factor’s subcaption so that it adequately describes the risk discussed in the risk factor. Please see Item 503(c) of Regulation S-K.

RESPONSE:	We have revised each of the abovementioned risk factors to adequately describe the risk discussed in each risk factor in accordance with Item 503(c) of Regulation S-K.

The market price of our Common Stock is highly volatile,_ page 11

COMMENT 10:	Please combine this risk factor with the “Stock Volatility” risk factor on page 10, as they address substantially the same risk.

RESPONSE:	We have combined this risk factor with the stock volatility risk factor in response to the Commission’s comment above.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Use of Proceeds,_ page 12

COMMENT 11:
Please revise your disclosure to indicate that Fusion has already paid you $1,000,000 in connection with the initial sale of shares under the stock purchase agreement between you and Fusion and that the remaining amount that could be raised through sales to Fusion tinder the stock purchase agreement is up to $20,000,000.

RESPONSE:	We have revised our disclosure in accordance with the Commission’s comment above in the “Use of Proceeds” section of the Amendment.

COMMENT 12:
Please revise your disclosure to indicate clearly that the use of proceeds table provided is an illustration, which reflects the receipt of an aggregate of $3,500,000 in proceeds from the completed sales to both Fusion and Cumorah Capital, Inc. and which assumes the future sale to Fusion of shares with a value of $20,000,000 (i.e., the maximum possible). To balance this disclosure, please consider adding columns to the table to show your use of proceeds based on your receipt of the proceeds from the issuance of all of the shares registered for resale by Fusion at the company’s market price as of a recent date, and also at the floor of $.20 per share.

RESPONSE:
We have revised the “Use of Proceeds” section in the Amendment to emphasize that the tables provided are for illustration only, and we have also added a table which sets forth our use of proceeds based on the issuance of 33,166,668 shares to Fusion Capital at the market price of our shares as of February 20, 2008 ($0.48 per share) and also the floor price as set forth in the Purchase Agreement ($0.20 per share). The table also includes $1,000,000 in proceeds already received by the Company for the sale of 3,333,332 shares to Fusion under the Purchase Agreement, and $2,500,000 in proceeds received by the Company from the sale of 8,650,000 shares to Cumorah Capital. Additionally, we have added disclosure in our “Use of Proceeds” section to acknowledge that if we are unsuccessful in defending such matter, those amounts set forth in the tables provided therein would be reduced by up to seven percent (7%).

Selling Stockholders, page 13

COMMENT 13:	Please advise us as to whether Cumorah is a broker-dealer or an affiliate of a broker-dealer:

RESPONSE:	Based on information provided by Cumorah Capital, Cumorah Capital is not a broker-deal or an affiliate of a broker-dealer.

COMMENT 14:	Please revise your disclosure concerning the security holdings for Fusion to add the following information to the total in the “Shares Beneficially Owned Before Offering” column:

• the shares underlying the immediately exercisable warrant you issued to Fusion on November 1, 2007, and

• the balance of the shares that may be purchased under the stock purchase agreement between you and Fusion, assuming the sale of the maximum number of shares that can be sold under the agreement.

Please add new columns or revise the remaining columns in the table and associated footnotes as necessary, to reflect the above additions.

RESPONSE:
We have revised the table in the “Selling Stockholders” section in the Amendment to include additional information which we believe will address the Staff’s concerns. We note that under the SEC rules of beneficial ownership, Fusion Capital does not beneficially own any of the 33,166,668 shares which may be issued under the Purchase Agreement and that the warrant is subject to a 4.9% ownership limitation in accordance with its terms. We believe the revised disclosure appropriately reflects these items.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

The Fusion Transaction, page 14

COMMENT 15:	Please revise your disclosure to add the following information:

•
the maximum amount of shares the company can issue to Fusion under the equity line, highlighting the fact that only 40 million of those shares are being registered for resale by the current registration statement, but that a significant amount of additional shares may be issued at a later time to the substantial dilution of other investors;

•
the material terms of the registration rights agreement. In this regard, it appears that you only agreed to file a registration statement covering 20 million shares. Please explain why you are registering 40 million shares for resale by Fusion;

	•	the material terms of the 3,333,332 common stock purchase warrants held by Fusion;

•
a discussion of the likelihood that you will have access to the maximum amount potentially available as payment for purchases pursuant to the stock purchase agreement between you and Fusion, and if you believe it is unlikely that you will be able to have access to such amount, then please explain why you and Fusion selected $21 million as the maximum amount,

	•	a statement that the parties lack the ability to amend the stock purchase agreement;

	•	a statement that the parties’ obligations under the stock purchase agreement are non-transferable.

RESPONSE:	We have revised the “Fusion Transaction” section of the Amendment to disclose the information set forth above in response to the Commission’s comment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

The Cumorah Capital Transaction, page 16

COMMENT 16:	Please revise your disclosure to describe your purpose for entering into the Cumorah transaction.

RESPONSE:
We have revised the “Cumorah Capital Transaction” section in the Amendment by disclosing that the Company completed the Cumorah Capital investment for use in the support of efforts to build and operate a solar module manufacturing facility.

COMMENT 17:	Please advise us as to whether there is any relationship between Cumorah and Fusion.

RESPONSE:	We have added disclosure in the Amendment to disclose the fact that there is no relationship between Cumorah Capital and Fusion Capital.

Legal Proceedings, page 18

COMMENT 18:	Please revise your disclosure to identify by name the manufacturer referenced in the second full paragraph on page 18 with whom you have entered into a settlement agreement.

RESPONSE:	We have deleted the disclosure with regard to this legal proceeding as it has been completely settled and is no longer material.

COMMENT 19:	Please revise your disclosure to describe the factual basis alleged to underlie your proceedings with Wharton Capital Partners and its co-litigants and the relief sought.

RESPONSE:	We have revised our disclosure by describing the factual basis alleged to underlie our proceedings with Wharton Capital and its co-litigants and the relief sought.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Directors, Executive Officers, Promoter’s and Control Persons, page, 19

COMMENT 20:	Please revise your disclosure to add the information required by Item 407(a) of Regulation S-K.

RESPONSE:	In response to the Commission’s comment, we have revised our disclosure to add the information required by Item 407(a) of Regulation S-K in the Amendment.

Compliance with Section 16(a) of the Exchange Act, page 21

COMMENT 21:
If you chose to provide this compliance information in your prospectus, please revise your disclosure to provide the information required by Item 405 of Regulation S-K. In addition, please revise the caption for this section of the prospectus to be “Section 16(a) Beneficial Ownership Reporting Compliance” as required by Item 405(a)(1) of Regulation S-K.

RESPONSE:	We have deleted this section in the Amendment in light of the fact that the Company is not required to provide such information under Form S-1.

Interests of Named Experts and Counsel, page 23

COMMENT 22:
We note that you have expressly excluded Michael Littman, Esq., from your disclosure regarding the interests of named experts and counsel. If Mr. Littman has a reportable interest, please revise your disclosure to describe the nature of such interest. For your reference, please see Item 509 of Regulation S-K.

RESPONSE:	Mr. Littman does not have a reportable interest and therefore, the Company has revised its disclosure in the Amendment in accordance with Section 509 of Regulation S-K.

Description of Business, page 25

Business Overview, page 25

COMMENT 23:	Please revise your disclosure to state in the first paragraph that you are a development stage company with no significant sources of revenue to date.

RESPONSE:	We have included the phrase “XsunX is a development stage company with no significant sources of revenue to date” in the first paragraph in response to the Commission’s comment above.

COMMENT 24:	Please revise your disclosure to clarify what you mean by having successfully implemented a pre-sales reservation program.

RESPONSE:
In response to the Commission’s comment, we have revised our disclosure in the Amendment to clarify that we have developed the pre-sales reservation program as is more fully described in the subsection “Sales & Distribution” subsection of the “Sales and Marketing” section of our “Description of Business” and “Management’s Discussion and Analysis or Plan of Operations” sections in the Amendment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Products, page 26

COMMENT 25:	Please revise your disclosure to describe the products you are ready to have manufactured once your manufacturing facility in Oregon becomes operational.

RESPONSE:
We have revised our disclosure in the Amendment to describe the products we plan to have manufactured once a manufacturing facility is located, obtained (by lease or otherwise) and becomes operational by the Company in Oregon.

Planned Manufacturing Capacities, page, 27

COMMENT 26:	Please revise your disclosure to describe your planned manufacturing facility in Oregon.

RESPONSE:
We have revised our disclosure in the Amendment to describe our planned manufacturing facility, to clarify that currently, the Company does not have a manufacturing facility and to explain that the Company has yet to complete negotiations for the necessary facilities under our plan and that we continue to evaluate qualified facilities for our operations.

Management’s Discussion and Analysis or Plan of Operations, page 36

Plan of Operations, page 39

COMMENT 27:
Please revise your “Plan of Operations” disclosure to describe the nature of your relationships with the third-party vendors that are providing systems design, assembly and support for your products and the systems and components for your planned 25MW manufacturing system, as referenced in your risk factor disclosure on page 8.

RESPONSE:
In response to the Commission’s comment, we have revised our disclosure to describe the nature of our relationships with the third-party vendors that are providing systems design, assembly and support for our products and the systems and components for our planned 25MW manufacturing system.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Liquidity and Capital Resources, page 41

COMMENT 28:	Please revise your disclosure to describe the Sencera, LLC promissory note.

RESPONSE:	We have expanded our disclosure of the Sencera promissory note in the Liquidity and Capital Resources section of the Amendment in response to the Commission’s comment.

Certain Relationships and Related Transactions, page 44

COMMENT 29:
Please refer to Item 404 of Regulation S-K for a description of the transactions with related persons that you must disclose, and revise this section accordingly. Note that it is not limited to disclosure of interests in assets to be acquired by the company.

RESPONSE:	We have revised this section in the Amendment in accordance with Item 404 of Regulation S-K in response to the Commission’s comment above.

COMMENT 30:	Please revise your disclosure to describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

RESPONSE:
We have revised our disclosure in the Amendment to describe our policies and procedures for the review, approval and ratification of all transactions required to be reported under Item 404(a) of Regulation S-K in response to the Commission’s comment above.

COMMENT 31:
Please revise your disclosure to identify by name any promoters you have had during the past five fiscal years and describe the nature and amount of anything of value (including money; property, contracts, options or rights of any kind) received or to be received by each promoter, directly or indirectly, from you and the nature and amount of any assets, services or other consideration therefore received or to be received by you. For your reference, please see Rule 405 under the Securities Act of 1933, as amended, which defines the term “promoter.”

RESPONSE:	We have revised our disclosure in our “Certain Relationships and Related Transactions” section of the Amendment in response to the Commission’s comment above.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Executive Compensation, page 50

COMMENT 32:
Please revise your executive compensation disclosure to comply with the current requirements of Item 402 of Regulation S-K. In this regard, in addition to Item 402, you may wish to refer to the following supplementary materials, all of which are available via the Commissions website (www.sec.gov):

• Securities Act Release No. 8732A, which can be found at www.see.gov/rules/final/2005/33-8732a.pdf;

• Securities Act Release No. 8765, which can be found at www.sec.gov/rules/final/2006/33-8765.pdf; and

•
Compliance and Disclosure interpretations of the staff of the Division of Corporation Finance concerning item 402 of Regulation S-K, which can be found at www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k402.

RESPONSE:	In response to the Commission’s comment above, we have revised our executive compensation in the Amendment disclosure to comply with Item 402 of Regulation S-K.

COMMENT 33:	Please revise your disclosure to add the information required by Item 407(e)(4) of Regulation S-K.

RESPONSE:	We have revised our disclosure in the Amendment to add the information required by Item 407(e)(4) of Regulation S-K in response to the Commission’s comment above.

Report of Registered Independent Public Accounting Firm, page F-1

COMMENT 34:
The face of your financial statements indicates to a reader that they have been audited, including the inception to date information; however, we note that your audit report only includes the three most recent fiscal years. Auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please request that your auditor make the appropriate revisions to their report and amend your filing and your Form 10-K for the period ended September 30, 2007 accordingly.

RESPONSE:
In response to the Commission's comment, we have included the consent form from our prior auditor and we will also include such consent in our amendment to our Annual Report on Form 10-K (“Amended 10-K”) to be filed with the Commission.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Balance Sheet, page F-2

COMMENT 35:
Please amend your fling to enhance the description of your marketable prototype, which at year-end represented approximately 31% of your total assets; and how you are accounting for this asset. Please also address what critical accounting estimates were used in the valuation of this asset in your critical accounting estimates disclosure here and in future Form 10-K filings. We note your current disclosure in note 7 on page F- 14.

RESPONSE:
We have revised our disclosure in the Amendment to enhance the description of our marketable prototype and we have also disclosed how we are accounting for this asset. We have also addressed what critical accounting estimates were used in the valuation of this asset in response to the Commission’s comment. The Company will also address what critical accounting estimates were used in our Amended 10-K to be filed with the Commission as well as in all future Form 10-K filings.

Note 3- Federal Income Tax, page F-8

COMMENT 36:	Please tell us and enhance your disclosures to include a description of the items which give rise to your deferred tax liability. Please refer to paragraph 43 of SFAS 109.

RESPONSE:
The deferred tax asset is related to net operating loss carry forwards. We have a 100% valuation allowance due to the pre-revenue, development stage status of the Company and its inability to forecast the ability to utilize the deferred tax assets. We have also included this additional disclosure in the Amendment and will include similar disclosure in our Amended 10-K to be filed with the Commission in response to the Commission’s comment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Note 6 - Stock Operations and Warrants, page F9

COMMENT 37:
We note your application of the Black-Scholes option pricing model to quantify the financial impact of your stock option grants and the inherent assumptions utilized by the model. Please amend your filing to quantify, the assumptions you used in your model. In this regard, you should also include a discussion regarding these assumptions in your significant accounting estimates disclosures here and in future Form 10-K filings. Please refer to paragraphs 64, A240 and A241 of FAS 123(R).

RESPONSE:
We have quantified the assumptions used in our model in the Amendment and have included a discussion regarding these assumptions in our significant accounting estimates and will include the same in our Amended 10-K and our amendment to our Quarterly Report for the period ended December 31, 2007 to be filed with the Commission and in all future Form 10-K filings.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

COMMENT 38:
On page 41, in the second paragraph of the “Other Operating Expenses” section, you indicate that you spent approximately $64,000 to acquire directors and officers insurance coverage, Please explain why you have excluded this expense from your offering expense disclosure on page II-1. In this regard, please see the instruction to Item 511 of Regulation S-K. In addition, please re-calculate the total indicated in your offering expense disclosure.

RESPONSE:
We originally purchased directors and officers insurance coverage in October 2006 and renewed such coverage in 2007. We respectfully submit that we did not include such expenditures in the offering expense disclosure section of Item 13 in light of the fact that such expenditures were not made in connection with the issuance and distribution of the securities which are being registered under the Amendment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Item 14. Indemnification of Directors and Officers, page II-1

COMMENT 39:	Please revise: your disclosure to describe your directors and officers insurance coverage.

RESPONSE:	In response to the Commission’s comment, we have revised our disclosure to describe our directors and officers insurance coverage in the Amendment.

General

COMMENT 40:
You filed your registration statement without a signature page. Please file a properly executed signature page with your next amendment to the registration statement. Ensure that all persons whose signatures are required by Section 6(a) of the Securities Act are identified and have signed.

RESPONSE:
In response to the Commission’s comment, we have filed the Amendment with a signature page and we have identified all persons whose signatures are required by Section 6(a) of the Securities Act and such individuals have executed such signature page.

COMMENT 41:	Please advise us as to why you have not filed any proxy materials wide the Commission since 2003.

RESPONSE:
The Company respectfully submits that it has had extremely limited resources since 2003 and as a result, management has elected not to hold annual meetings and expend its resources on proxy materials during such time period. In the event that the Company is requested by its stockholders to hold such annual meeting, it will promptly comply with such request in accordance with Colorado law.

COMMENT 42:	Please update the financial information in the registration statement, as the current information became stale on February 12, 2008.

RESPONSE:	We have updated the financial information in the Amendment in response to the Commission’s comment above.

Annual Report on 10-K filed January 8, 2008

General

COMMENT 43:	Please tell us how you became an accelerated filer and the basis for that determination.

RESPONSE:
At the end of our fiscal year 2006, we had an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates in excess of $75,000,000 as of the last business day of our then-most recently completed second fiscal quarter of our 2006 fiscal year. In light of the fact that our worldwide market value of the voting and non-voting common equity held by non-affiliates did not fall below $50,000,000 in fiscal year 2007 as of the last business day of the most recently completed fiscal quarter of our 2007 fiscal year, we remain an accelerated filer.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Internal Control over Financial Reporting, page 31

COMMENT 44:
Your disclosure indicates that management believes that the internal controls and procedures are effective; however their assessment is not based on a recognized internal control framework. Please tell us how this disclosure and assessment comply with Item 308(a) of Regulation S-K.

RESPONSE:
The Company has revised its disclosure to reflect that the Company did in fact base its internal controls on procedures on the COSO framework that has been modified to reflect the development stage status of the Company and reflects the small size of the Company’s staff. The Company used the COSO guide - The Internal Control over Financial Reporting - Guidance for Smaller Public Companies as a basis for implementing controls appropriate for the risks and operational realties of small companies. We comply with Item 308(a) because the internal controls were based on the COSO framework. We have also included this additional disclosure in the Amendment and will include similar disclosure in our Amended 10-K to be filed with the Commission in response to the Commission’s comment.

Report of Independent Registered Public Accounting Firm, page 31

COMMENT 45:
In light of your disclosure that your internal control over financial reporting is not based upon a recognized internal control framework and the fact that you have not indicated that your internal control over financial reporting is effective based on a recognized framework, please tell us wily your auditor provided an opinion which indicated that your assessment was fairly stated based on COSO. Additionally, please tell us how your auditor was able to opine on your internal control over financial reporting, also raised on Coso.

RESPONSE:
The Company’s internal control framework is based on COSO but modified to reflect the development stage, smaller staffing nature of the Company. Our auditor’s opinion is appropriate based on our response to Comment 44 herein above.

Ms. Pamela A. Long
United States Securities and Exchange Commission
March 4, 2008

Exhibit 31 Certifications

COMMENT 46:
We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future Filings your certification language contains exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

RESPONSE:
We hereby represent that our certifying officers are signing all certifications in their personal capacity and we will ensure that all Certifications filed in all future filings will comply with Section 302 of Sarbanes-Oxley, including our Amended 10-K.

COMMENT 47:
You have, excluded a certain part of the introductory language of paragraph four as well as paragraph 4(b) and you indicate this is because you are not required to; However, it appears based on your fiscal year end, the fact that you indicate that you are an accelerated filer and you have given management’s conclusion as to the effectiveness of internal control over financial reporting that you are in fact required to include these portions of your certification. Please advise or revise.

RESPONSE:	We have revised our Certifications in accordance with Section 302 of Sarbanes-Oxley in response to the Commission’s comment above.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306, Matthew Ogurick at (305) 539-3352 or myself at (949) 330-8060.

Thank you very much for your consideration of this response.

Sincerely,

/s/Tom Djokovich
Tom Djokovich
XsunX, Inc.

cc:	Matthew Ogurick, Esq.
Clayton E. Parker, Esq.